86144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

02016354

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-28-01
1-00041

January 24, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	1/24/2002

Meredith S. Parry
Vice President - Corporate Law
and Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Re: Safeway Inc.
Incoming letter dated December 28, 2001

Dear Ms. Parry:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Safeway by the Laborers' District Council of Western Pennsylvania. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dennis Sarnowski
Administrator
Laborers' District Council of Western Pennsylvania
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

December 28, 2001

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Stockholder Proposal of Laborers' District Council of Western Pennsylvania Pension Fund

Ladies and Gentlemen:

Safeway Inc. ("Safeway" or the "Company") submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the staff of the Division of Corporation Finance (the "Staff") of its intention to exclude a shareholder proposal and supporting statement (the "Proposal") from Safeway's proxy materials for its 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal was submitted by the Laborers' District Council of Western Pennsylvania Pension Fund (the "Proponent") in a letter to the Company, dated November 27, 2001. The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from its Proxy Materials.

In accordance with Rule 14a-8(j), I have enclosed (a) an original and five copies of this letter setting forth Safeway's reasons for omitting the Proposal and (b) six copies of the Proponent's November 27, 2001 letter which includes the Proposal (attached as Exhibit A). By a copy of this letter, Safeway notifies the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Proposal would require that Safeway's Board of Directors "prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan."

Statement of Reasons for Exclusion -- Rule 14a-8(i)(7)

Safeway believes that the Proposal may be properly excluded from the Proxy Materials because the Proposal relates to Safeway's ordinary business operations and, therefore, may be omitted under Rule 14a-8(i)(7) under the Exchange Act.

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."[1] The policy underlying the ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The Securities and Exchange Commission (the "Commission") has consistently recognized that shareholder proposals requesting the preparation of a report or a study of a particular matter involving the conduct of ordinary business are not beyond the reach of Rule 14a-8(i)(7) and are similarly excludable. *See Release No. 34-20091* (August 16, 1983) (the "1983 Release") ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." [the predecessor to Rule 14a-8(i)(7)]).

The Proposal states the following:

> Resolved, that the shareowners of Safeway Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

In assessing whether a proposal is excludable under Rule 14a-8(i)(7), the 1998 Release explains that the ordinary business exclusion rests on two central policy considerations. The first consideration is whether the subject matter of a proposal involves "[c]ertain tasks [that] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the extent to which a proposal seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment."

---

1 An exception to this rule for proposals involving significant policy or economic implications, stated in Release No. 34-12999 (November 22, 1976) and reaffirmed in Release No. 34-40018 (May 21, 1998), does not apply to this Proposal, since it does not involve matters of significant policy or other considerations.

The Company believes that three separate lines of no-action letters under Rule 14a-8(i)(7) and its predecessors support the exclusion of the Proposal as involving Safeway's ordinary business. First, proposals involving matters related to a company's business strategies and planning and/or requesting reports regarding the same have consistently been excludable under the "ordinary business" exclusion. *See, e.g., CVS Corporation* (avail. February 1, 2000). Second, proposals requiring a company to disseminate information regarding ordinary business matters to shareholders have been excludable under the "ordinary business" exclusion. *See, e.g., Santa Fe Southern Pacific Corporation* (avail. January 30, 1986). Third, where a proposal addresses both ordinary business matters and matters outside the scope of ordinary business, the entire proposal has been excludable under Rule 14a-8(i)(7). *See, e.g., Wal-Mart Stores, Inc.* (avail. March 15, 1999).

a. Proposals regarding strategic development and plans involve matters of ordinary business and are excludable under Rule 14a-8(i)(7).

The strategic planning of a company and the policies and procedures relating to strategy development and compliance monitoring are tasks fundamental to the management of a company on a daily basis, which should not be subject to shareholder oversight. As evidenced by the following quote in the supporting statement, the Proposal itself illustrates that the strategic planning process is central to a company's ordinary business operations: "Chief executives consistently rank strategy as one of their top issues." By requiring that the Company disclose a description of its strategy development process, the Proposal seeks to "micro-manage" the Company, a direct impingement on the policy consideration the Commission sought to avoid in Rule 14a-8(i)(7). Because the content of the report that the Proponent seeks in the Proposal focuses on the development of the Company's strategic plans and plainly involves matters of ordinary business, the Proposal should be excluded under Rule 14a-8(i)(7), as consistent with similar no-action positions taken by the Staff and the 1983 Release.

The Staff has consistently recognized that matters relating to strategic development, plans and actions are matters of ordinary business. Recognizing the policy considerations in the 1998 Release, the Staff has confirmed in numerous no-action letters that proposals involving matters related to a company's business strategies and planning and/or requesting reports regarding the same are excludable under Rule 14a-8(i)(7).

In *CVS Corporation* (avail. February 1, 2000), the proposal would have required the board to prepare a strategic plan or report for shareholders which described the company's goals, strategic initiatives designed to accomplish the stated goals and accompanying range of corporate programs and policies. The Staff permitted CVS to exclude the proposal under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., business practices and policies)." The identical proposal was submitted to several other companies and, following the issuance of the no-action letter in *CVS Corporation*, subsequently withdrawn. *See Hilton Hotels Corporation* (avail. February 23, 2000), *J.C. Penney Company, Inc.* (avail. March 17, 2000), *Lowe's Companies, Inc.* (avail. March 22, 2000), and *Wal-Mart Stores, Inc.* (avail. April 7, 2000).

See also JMAR Industries, Inc. (avail. April 30, 1997) (proposal requiring the production of a written budget and strategic plan was excludable under Rule 14a-8(c)(7) because "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., strategies to achieve specific financial objectives)"); *The Statesman Group, Inc.* (avail. March 22, 1990) (proposal requiring a restructuring of the company was excludable under Rule 14a-8(c)(7); the Staff no-action letter "particularly noted that the proposal appears to be directed at the Company's general business strategies and operations. In the staff's view, decisions with respect to such matters, *as well as the means used to make such determinations*, involve the Company's ordinary business operations." (emphasis added)); *Mobil Corporation* (avail. February 13, 1989) (proposal relating to the formation of a stockholder committee to review corporate objectives and monitor their implementation was excludable under Rule 14a-8(c)(7) "since it appears to deal with a matter relating to the ordinary business operations of the Company (i.e., questions of corporate objectives and goals)").

b. Proposals requiring dissemination of information regarding ordinary business matters to shareholders are excludable under Rule 14a-8(i)(7).

Not only does the Proposal require the Company to prepare a description of matters relating to ordinary business, it also requires that the Company disseminate such information to its shareholders. In pertinent part, the Proposal states, "[t]his disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners."

In a no-action letters relating to the "ordinary business" exclusion, the Staff has recognized that shareholder proposals which purport to assist in the nature of communications between a company and its shareholders on matters relating to the conduct of a company's ordinary business operations or to require disclosure of such matters may be excluded under Rule 14a-8(i)(7). For example, in *Santa Fe Southern Pacific Corporation* (avail. January 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated that, "[t]here appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e. the determination to make financial disclosures not required by law)." *See also Arizona Public Service* (avail. February 22, 1985) (in allowing exclusion under Rule 14a-8(c)(7) of a proposal requiring preparation of a report and disclosure to shareholders of additional information beyond that currently disclosed in a report by the company, the Staff reasoned that the proposal "appears to deal, in part, with a matter relating to the conduct of the Company's ordinary business operations (i.e. the voluntary disclosure of the Company's operating expenses for advertising, research and development and outside professional and consultive services)."); and *Minnesota Power and Light Company* (avail. March 12, 1992) (in allowing exclusion under Rule 14a-8(c)(7) of a proposal that would make the facilities of the company available to shareholders for the purpose of communicating with other members to be excluded, the Staff stated, "[w]e further note your view that this proposal appears to have the purpose to assist in the communication between management and shareholders on matters that include the conduct of the Company's ordinary business operations").

Like the proposals in *Santa Fe Southern Corporation, Arizona Public Service* and *Minnesota Power and Light Company*, the disclosure by the board that the Proposal would illicit is not required by law or any other authority. The Proposal also asserts that the proposed description of the board's role in strategy development will "provide shareholders information with which to better assess the performance of the board in formulating corporate strategy." Because the Proposal would mandate shareholder communications by the Company's management, it may be excluded under Rule 14a-8(i)(7) for requiring a shareholder disclosure relating to ordinary business matters that the Company is not required to make and may determine to be inappropriate in its business judgment.

c. **Proposals addressing matters outside the scope of ordinary business are excludable under Rule 14a-8(i)(7) where only a portion of the proposal relates to ordinary business.**

Finally, although the Company believes the entire Proposal relates to ordinary business matters, the Proposal may still be excluded under Rule 14a-8(i)(7) even if the Staff determines that the Proposal addresses certain matters outside the scope of ordinary business. The Staff has previously granted no-action requests to exclude proposals based on Rule 14a-8(i)(7) and its predecessors where only a portion of the proposal relates to ordinary business.

In *Wal-Mart Stores, Inc.* (avail. March 15, 1999), the proposal requested that the board of directors prepare a report describing Wal-Mart's actions to ensure that it does not purchase from suppliers who manufacture items using forced labor, child labor or who fail to comply with certain laws. The proposal stated that "the report should include a description of : 1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees. 2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups. 3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage. 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts. 5. Plans to report to the public on supplier compliance reviews." In permitting Wal-Mart to exclude the proposal under Rule 14a-8(i)(7), the Staff stated: "We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, *paragraph 3 of the description of matters to be included in the report relates to ordinary business operations*. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action...if Wal-Mart omits the proposal...in reliance on rule 14a-8(i)(7)." (emphasis added)

As in the Wal-Mart proposal, the Proposal seeks to require a detailed report which includes information that relates to ordinary business operations, including, but not limited to, timelines, specific tasks performed by the board and mechanisms in place to assure directors of access to information. Surely, the Company and its board – and not the shareholders – should set timelines, determine how it will approach planning and the method by which directors will have access to company information. These matters are within the scope of ordinary business operations, and therefore, the Proposal may be excluded under Rule 14a-8)(i)(7).

The Staff has confirmed the same no-action position as in *Wal-Mart* in other no-action letters. *See The Warnaco Group, Inc.* (avail. March 12, 1999) (where a portion of a proposal related to the negotiation and termination of existing supplier agreements, the entire proposal was held to be excludable under Rule 14a-8(i)(7) even though the proposal addressed matters outside the scope of ordinary business); *Chrysler Corporation* (avail. February 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action … if the Company omits the entire proposal"). In light of the detailed disclosure that the Proposal would require the Board to make regarding the Company's strategy development processes, the Proposal relates to ordinary business operations and therefore the entire Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7). Safeway respectfully requests that the Staff confirm that it will not recommend enforcement action if Safeway omits the Proposal from its Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with Staff concerning these matter prior to the issuance of a Rule 14a-8 response.

Please be advised that Safeway intends to send its definitive proxy materials to the printer in mid-March 2002. If you have any questions or need any further information, please call the undersigned at (925) 467-3291 or Scott R. Haber of Latham & Watkins at (415) 395-8137 or John J. Huber of Latham & Watkins at (202) 637-2242.

Very truly yours,

Meredith S. Parry

Meredith S. Parry
Vice President - Corporate Law and Secretary

Enclosure

cc: Dennis Sarnowski, Laborers' District Council of Western Pennsylvania Fund
Linda Priscilla, Laborers' International Union of North America Corporate Governance Project
Scott R. Haber, Esq.
John J. Huber, Esq.

Exhibit A

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: 925/467-3214

November 27, 2001

Meredith S. Parry
Secretary
Safeway Inc.
5918 Stoneridge Mall Rd.
Pleasanton, CA 94588

Re: Shareholder Proposal

Dear Ms. Parry:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Safeway, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL
OF WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski, Administrator

Enclosure
Cc Linda Priscilla

Resolved, that the shareowners of Safeway Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement provides biographical background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated December 28, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Safeway's long-term strategic plan.

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Safeway's ordinary business operations. Accordingly, we do not believe that Safeway may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel